Exhibit 8.1

KPMG LLP Washington National Tax 1801 K Street, NW Suite 12000 Washington, DC 20006	Telephone 202 533 3000 Fax 202 533 8500 Internet www.us.kpmg.com

March 7, 2024

Cummins Inc.

500 Jackson Street

Box 3005

Columbus, Indiana 47202-3005

Ladies and Gentlemen:

This opinion (the “Opinion”) is issued to Cummins Inc. (“Cummins”) regarding certain United States (“U.S.”) federal income tax consequences associated with (i) the contribution of all of the stock of Cummins Filtration, Inc. (“Cummins Filtration”) to Atmus Filtration Technologies Inc. (“Atmus”), a newly formed corporation (the “Contribution”), (ii) the distribution by Cummins of greater than 80 percent of the total combined voting power and value of all Atmus stock to its shareholders (the “Distribution”) (a) in exchange for common stock of Cummins pursuant to a registered exchange offer (the “Exchange Offer”) or (b) if the Exchange Offer is not fully subscribed, on a pro rata basis in accordance with their stock ownership (the “Clean-Up Distribution”), and (iii) certain related transactions (collectively, the “Atmus Separation”). The Atmus Separation is described in a registration statement filed by Atmus with the Securities and Exchange Commission (“SEC”) on Form S-4 under the Securities Act of 1933 (the “Registration Statement”).

This Opinion speaks to the facts as of the date immediately prior to the first step of the Atmus Separation. Further, with respect to the application of law to a specific step of the Atmus Separation, this Opinion speaks to the law as of the date immediately prior to the implementation of such step. Unless the context clearly otherwise indicates, all facts and law discussed or described in this Opinion refer to facts and law as they existed as of the dates described above, even though present tense verbs (or other language with similar connotations) are used to describe such facts or law.

Any advice in this Opinion is limited to the conclusions specifically set forth herein. KPMG LLP (“KPMG”) expresses no opinion with respect to any other federal, state, local, or foreign tax or legal aspect of the matters described in this letter. No inference should be drawn on any matter not specifically opined on in this Opinion.

Cummins Inc. Tax Opinion – The Atmus Separation March 7, 2024

In rendering our advice, we may consider, for example, the applicable provisions of the Internal Revenue Code of 1986, as amended (the “Code”)1 and the Treasury Regulations promulgated (or proposed to be promulgated) thereunder, and the relevant state and foreign statutes, the regulations thereunder, income tax treaties, and judicial and administrative interpretations thereof. These authorities are subject to change or modification retroactively and prospectively and any such changes could affect the validity or correctness of our Opinion.

This advice is not binding on the Internal Revenue Service (the “Service”), any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.

This advice is based on the completeness and accuracy of any one or more of the facts, assumptions, and client representations on which we relied, relating to the matter to which this advice is addressed. More specifically, the opinions contained in this letter are based on the facts you have provided to us, the assumptions you have instructed us to make, if any, and the representations you have made to us as set forth below in your separate signed representation letter dated March 7, 2024. In rendering our opinion, we have also relied upon, with your permission, the private letter ruling issued by the Service to Cummins, and your original request for rulings together with the supplemental submissions and correspondence submitted to the Service. If any of these facts, assumptions, or representations is not entirely complete or accurate, it is imperative that we be informed immediately in writing, as the incompleteness or inaccuracy could cause us to change our opinions.

For purposes of our Opinion, we have considered (i) the facts, representations, and assumptions to be, and continue to be, true, correct, and complete as of the date of our Opinion and (ii) any such representations that are qualified by language such as “to the best of the knowledge” or similar language to be, and will continue to be, true, correct, and complete without regard to any such qualification or similar qualification.

Unless separately agreed in writing, we will not update our advice for subsequent changes or modifications to the law, regulations, or to the judicial and administrative interpretations thereof, nor to take into account your correcting, updating, or providing new or additional facts or information you supplied or any assumptions on which we relied in preparing our advice.

1 Unless otherwise indicated, all “section” references are to the Code.

Cummins Inc. Tax Opinion – The Atmus Separation March 7, 2024

The advice or other information in this letter was prepared for the sole benefit of Cummins and may not be relied upon by any other person or organization. KPMG accepts no responsibility or liability in respect of this letter to any person or organization other than Cummins. KPMG consents to the use of our name in the Registration Statement and to the filing of this opinion with the SEC as an exhibit to the Registration Statement. In giving this consent, we do not hereby admit that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the SEC promulgated thereunder.

Based on the facts, representations, and assumptions, and subject to any conditions or limitations in this Opinion, we are of the opinion that, for U.S. federal income tax purposes:

1.	The Contribution will qualify as a reorganization described in section 368(a)(1)(D). Accordingly, neither Cummins nor Atmus will recognize income, gain or loss in the Contribution.

2.	The Distribution will qualify as a distribution described in section 355(a) and sections 355(d) through (h) will not apply to the Distribution. Accordingly, neither Cummins nor Atmus shareholders will recognize income, gain or loss in the Distribution.

3.	With respect to shareholders of Cummins that receive shares of Atmus stock pursuant to the Exchange Offer, such shareholders’ basis in their Atmus stock (including any fractional share interest in Atmus stock to which such shareholder may be entitled) held immediately after the Distribution will be equal to their basis in the stock of Cummins exchanged therefor. Section 358(a)(1).

4.	Each shareholder of Cummins will have a holding period in the Atmus stock (including any fractional share interest in Atmus stock to which such shareholder may be entitled) that includes the holding period of the Cummins stock with respect to which the Distribution is made, provided each shareholder of Cummins holds its Cummins stock as a capital asset on the date of the Distribution. Section 1223(1).

5.	The receipt by shareholders of Cummins of cash in lieu of fractional shares, if any, of Atmus stock will result in gain or loss measured by the difference between the basis of the fractional share deemed to be received, as determined above, and the amount of cash received. Section 1001. Any gain or loss will be treated as a capital gain or loss, provided the fractional share of stock would be held as a capital asset on the date of the Distribution. Sections 1221 and 1222.

Cummins Inc. Tax Opinion – The Atmus Separation March 7, 2024

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Very truly yours,

/s/ KPMG LLP

KPMG LLP

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